Drimex Inc.
311 S Division Street
Carson City, Nevada 89703-4202

June 20, 2013

United States
Securities and Exchange Commission
Washington, DC 20549

DrimexInc. -
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-186510

Dear: Justin Dobbie

In response to your letter dated June 6, 2013 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 1. PLEASE REVISE YOUR REGISTRATION STATEMENT TO FURTHER DISCLOSE THE SOURCE OF YOUR $2,000 CONSULTING REVENUES. STATE WHAT TYPE OF "CLIENT" THIS IS AND EXPLAIN WHAT SERVICES YOU PERFORMED FOR THE $2,000.

Response: We have revised our registration statement to disclose:
We have generated $2,000 in consulting fees. The $2,000 was paid by two separate clients wishing to buy motorbikes from USA for consulting services including: searching and locating motorbikes in USA market, and shipping consulting from USA to Europe.

COMMENT: 2

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 1. BASED ON YOUR DISCLOSURE, IT DOES NOT APPEAR THAT YOU WILL BE IN A POSITION TO IMPLEMENT YOUR BUSINESS OBJECTIVE OF ASSISTING CUSTOMERS IN PURCHASING POWER SPORT VEHICLES FOR A FEE UNTIL YOU RECEIVE ADDITIONAL FUNDING AND FURTHER DEVELOP YOUR BUSINESS PLAN. WHILE WE NOTE THAT YOU HAVE COLLECTED ONE FEE TO DATE, IT IS UNCLEAR THAT SUCH AN ACTIVITY REPRESENTS MORE THAN NOMINAL OPERATIONS. PLEASE REVISE TO DISCLOSE YOUR STATUS AS A SHELL COMPANY OR FURTHER EXPLAIN WHAT OPERATING ACTIVITIES YOU ARE CURRENTLY CONDUCTING THAT SUPPORT THE CONCLUSION THAT YOU ARE NOT A SHELL COMPANY.

Response: We have revised our prospectus to disclose that we are shell company.

COMMENT: 3

WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 12. PLEASE REVISE TO BETTER CLARIFY THE DISCUSSION OF YOUR OFFERING COSTS AND THE COSTS OF BEING A PUBLIC COMPANY:

* REVISE YOUR BURN RATE DISCUSSION ON PAGE 3 TO ADD THAT YOU DO NOT HAVE ENOUGH MONEY TO PAY $9,000 IN OFFERING COSTS, WILL NOT USE MONEY FROM THE OFFERING TO PAY THESE COSTS, AND WILL BE RELIANT ON YOUR DIRECTOR TO PAY THESE FEES THOUGH HE IS NOT OBLIGATED TO DO SO. REVISE TO CLARIFY WHETHER THIS WOULD BE IN THE FORM OF A LOAN;

* PLEASE REVISE REFERENCES TO THE $9,000 PORTION OF YOUR PLAN OF OPERATIONS BUDGET THROUGHOUT THE PROSPECTUS TO CLARIFY THAT THIS IS IN REFERENCE TO THE ONGOING EXPENSES OF BEING A REPORTING COMPANY RATHER THAN OFFERING COSTS;

* REVISE THE REFERENCE TO YOUR REGISTRATION COSTS ON PAGES 4, 11, AND 25 TO INDICATE THAT YOU DO NOT HAVE THE CASH FOR THIS AND YOU WILL BE RELIANT ON YOUR DIRECTOR TO PAY THESE FEES THOUGH HE IS NOT OBLIGATED TO DO SO.

Response:

* We have revised our burn rate discussion on page 3 to add following: We do not have enough money to pay $9,000 in offering costs. We will not use money from the offering to pay these costs, and will be reliant on loan from our director to pay these fees though he is not obligated to do so.

* We have revised references to the $9,000 portion of our plan of operations budget throughout the prospectus to clarify that this is in reference to the ongoing expenses of being a reporting company rather than offering costs;

* We have revised the reference to our registration costs on pages 4, 11, and 25 to indicate that you do not have the cash for this and you will be reliant on your director to pay these fees though he is not obligated to do so.

COMMENT: 4

PLEASE REVISE ON PAGES 5, 14, AND 17 TO STATE YOUR CASH BALANCE AS OF THE MOST RECENT PRACTICABLE DATE.

Response: We have revised on pages 5, 14, and 17 to state our cash balance as of the most recent practicable date.

RISK FACTORS, PAGE 5
WE ARE DEPENDENT UPON LOANS FROM OUR SOLE OFFICER, PAGE 9

COMMENT: 5

PLEASE REVISE TO STATE HOW MUCH YOU OWE MR. NEDRYGAYLO AS OF THE MOST RECENT PRACTICABLE DATE. PLEASE REVISE ON PAGE 23 AS WELL.

Response: We have revised to state how much we owe to Mr.Nedrygaylo.

Please direct any further comments or questions you may have to the company's attorney:

David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, NY 11563
Tel: (516) 887-8200, Fax: (516) 887-8250

Thank you.

Sincerely,


/s/ Vladimir Nedrygaylo
---------------------------------
Vladimir Nedrygaylo

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